SHIN CORPORATION

02055993

November 13, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SEC MAIL PROCESSING RECEIVED NOV 22 2002 WASH. D.C. 155 SECTION

Attention:	International Corporate Finance
Re:	Shin Corporation Public Company Limited
	Rule 12g3-2(b) Exemption **File No. 82-3140**

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 040/2002**

  Subject: The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No.2/2002 (SHIN-W1)

  Date: November 13, 2002

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mr. Piya Soonsatham.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

Very truly yours,

S. Sitasuwan

dlw 11/26

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date November 13, 2002

SH 040/2002

November 13, 2002

Subject: The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 2/2002 (SHIN-W1)

To: The President
The Stock Exchange of Thailand

Whereas Shin Corporation Public Company Limited had issued and offered warrants to purchase ordinary shares of the Company (SHIN-W1) to the general public during 20-22 May 2002, whereby such right can be exercised on the last working day of August, November, February, and May. The Company would like to inform the details concerning the exercise of warrant No. 2/ 2002 to purchase ordinary shares of the Company as follows:

1. Period for receiving warrant exercise forms
   Date: November 14-28, 2002
   Time: 8.30 a.m. - 5.30 p.m.

2. Period for notifying the exercise of SHIN-W1 No.2/2002
   Date: November 22-28, 2002
   Time: 8.30 a.m. - 3.30 p.m.

3. Exercise date
   Date: November 29, 2002
   Time: 8.30 a.m. - 3.30 p.m.

4. Exercise ratio and Exercise price
   Exercise ratio: 1 unit of warrant for 1 ordinary share
   Exercise price: Baht 20.50 per share

5. Documents required to be submitted

   5.1 Completed warrant exercise forms

   5.2 Warrant certificate or temporary warrant certificate (for holders of scriptless warrant)

   5.3 Cash, cheque, or bank draft order collectible within Bangkok Metropolitan payable to "Account for subscription of ordinary shares of Shin Corporation Public Company Limited"

   5.4 Other supporting documents

      1. For Natural Persons - Certified true copy of the identification card or passport.

      2. For Juristic Persons incorporated in Thailand - Certified true copy of Certificate of Incorporate issued by the Ministry of Commerce (not exceed 3 months) which is certified by authorized directors, including certified true copy of authorized directors' identification card or passport.

3. For Juristic Persons incorporated outside Thailand - Certified true copy of the Memorandum of Association Articles of Association and the Company certificate (not exceeding 3 months), certified by authorized directors, including certified true copy of authorized directors' identification card or passport. In addition, all documents mentioned above must be notarized by a Notary Public and authenticated by a Thai Consul.

5.5 Power of Attorney affixed with stamp duty (if any)

6. Contact Place

Shin Corporation Public Company Limited
Compliance Department, 13th floor Shinawatra Tower I
414 Phahon Yothin Road, Samsen Nai,
Phayathai, Bangkok 10400
Tel. 02-299-5221, 02-299-5226

In addition, alien holders of warrants can exercise their right to purchase newly issued ordinary shares of the Company. In case the exercise of the right by alien holders conflicts with the Articles of Association of the Company concerning the foreign shareholding limit (currently, foreign shareholding is limited at 47.20% of the total outstanding and issued shares), the Company reserves the right to deny the exercise of the warrant by such alien holders.

Please see details and other conditions in the prospectus of the offering for sale of debentures and warrants (Clause 3.2) or at www.sec.or.th

SHIN
CORPORATION

November 13, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 041/2002**
  Subject: Submission of Reviewed Financial Statement for the Third Quarter of the Year 2002
  Date: November 13, 2002
- **Stock Exchange of Thailand Filing, SH 042/2002**
  Subject: Notification of the Resolution of the Board of Directors' Meeting No. 5/2002
  Date: November 13, 2002

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mr. Piya Soonsatham.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower Phahon Yothin Rd., Samsen Nai Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 0-2299-5000 Fax : (662) 0-2299-5196

Summary Translation Letter
To the Stock Exchange of Thailand
Date November 13, 2002

SH 041/2002

November 13, 2002

Re: Submission of Reviewed Financial Statements for the Third Quarter of the Year 2002

To : The President
The Stock Exchange of Thailand

Enclosure : 1.One set of Reviewed Financial Statements for Quarter 3/2002
2. Management Discussion and Analysis for Quarter 3/2002

The Board of Directors' Meeting of Shin Corporation Public Company Limited (the Company) No. 5/2002 held on November 13, 2002, at 2.00 p.m. approved the Balance Sheets, Profit and Loss Statements, and Cash Flow Statements for the third quarter ended September 30, 2002. The Company would like to submit the reviewed financial statements for the third quarter of 2002 with an explanation of the operation results.

The Company reported a net profit for the third quarter of 2002 of Baht 1,211 million, a decrease of Baht 669 million or 36% from Baht 1,880 million in the third quarter of 2001 due mainly to the following:

1. The Company's selling and administrative expense was Baht 104 million in quarter 3/2002, increasing by Baht 41 million or 66% from that of quarter 3/2001, due mainly to foreign exchange loss.
2. The Company's other income was Baht 14 million in quarter 3/2002, decreasing by Baht 1,685 million or 99% from quarter 3/2001 because in quarter 3/2001, the Company recorded gain on sales of investment in the amount of Baht 1,670 million, mostly from gain on sales of Shin Digital Company Limited, holder of Digital Phone Co., Ltd., to Advanced Info Service Public Company Limited.
3. The Company's share of net results from subsidiaries, joint ventures, and associates was Baht 1,303 million in quarter 3/2002, increasing Baht 968 million or 288% from that of quarter 3/2001. Details are as follows:

Company	3Q2002	3Q2001
Advanced Info Service Public Company Limited	1,259	399
Shin Satellite Public Company Limited	179	269
ITV Public Company Limited	(144)	(120)
Shin Digital Co., Ltd. and Digital Phone Co., Ltd.	-	(195)
Other	9	(18)
Total	**1,303**	**335**

Rule 12g3-2 (b) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
Date November 13, 2002

SH 042/ 2002

November 13, 2002

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 5/2002

To: The President

The Stock Exchange of Thailand

The Board of Directors of Shin Corporation Public Company Limited (the "Company"), at the meeting No. 5/2002 held on November 13, 2002 at 2.00 p.m. at the Board Room, 20th Floor, 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400, resolved the matters as follows:

1. Certified the Minutes of the Board of Directors' Meeting No. 4/2002 held on August 13, 2002.
2. Approved the Corporate Governance Policy of the Company

   The Board of Directors is determined for the company to be an organization with good corporate governance, in order to maximize the wealth and returns to the shareholders and stakeholders of the company in the long term. Therefore, the Board of Directors has established the Corporate Governance Policy, comprising of 5 sections summarized as follows.

   Section I – the Board of Directors

   This corporate governance policy refers to the vision of the organization and the structure and composition of the Board of Directors. The Board of Directors shall consist of the experts in various areas totalling not less than 5 persons with at least one director having direct experience in related industry and at least one director having experience in accounting and finance. Sub-committees, such as Audit Committee, Nominating Committee, and Remuneration Committee, shall be separately set up to share the workload and perform duty for the balance of power mechanism. With regards to the independence of directors, the Board of Directors shall consist of independent directors at least one-third of the total number of directors or at least 3 persons. The Chairman of the Board of Directors and the Chairman of Executive Committee must be knowledgeable, competent, and qualified individuals, and they shall not be the same person to create a balance of power by separating supervision duties and management duties. In addition, the policy also define the qualifications and responsibilities of each committee, as well as the scheduling of meetings and evaluation of the Board of Directors.

   Section II – Rights and Equality of Shareholders and Treatment of Stakeholders

   The company has a policy to conduct shareholders meeting according to the law and the guidelines set by the Stock Exchange of Thailand. The Company encourage equal treatments for all shareholders in accessing information and giving opinions as well as honoring the rights of the various stakeholders.

Section III - Information Disclosure and Transparency

The Board has a duty to disclose material information that is complete, adequate, reliable, and timely, so that the Company's shareholders and stakeholders are equally well aware of the information. In addition, the Company has provided an Investor Relations unit to represent the Company in communication with shareholders and investors.

Section IV – Control and Risk Management

The Company has a policy to manage internal and external risk factors which might affect the Company and contain them at appropriate and acceptable level. Therefore, the Company has set up Risk Management Committee with the Managing Director as the Chairman of the committee. Internal Audit department has been set up and directly reports to the Audit Committee. The duties of Internal Audit department are to give recommendations, to examine and evaluate the adequacy of internal control system, and risk management system of the Company.

Section V - Philosophy and Code of Conduct

In accordance with the philosophy of business ethics, the Company has a policy regarding code of conduct towards stakeholders, to be complied by the Board of Directors, the management, and employees at all levels.

3. Approved the appointment of Nomination Committee and Remuneration Committee

The Nomination Committee shall comprise at least 3 directors. The Nomination Committee will be as follows:

1. Mr. Bhanapot Damapong	Chairman of the Nomination Committee
2. Mr. Boonklee Plangsiri	Member of Nomination Committee
3. Mr. Vithit Leenutaphong	Member of Nomination Committee
4. Mr. Teera Werathamsathit	Committee Secretary

Authority and duties of Nomination Committee:

1. Define the principles and policy of nomination for the Board of Directors and sub-committees of the Company.
2. Nominate qualified candidates for the positions of directors of the Board, and propose to the Board and/or the shareholders.
3. Nominate qualified candidates for the position of Chairman of the Executive Committee in case of a vacancy in the position, and define the principles and policy of election of the top executives.

The Remuneration Committee shall comprise at least 3 directors. The Remuneration Committee will be as follows:

1. Mr. Bhanapot Damapong	Chairman of the Remuneration Committee
2. Mr. Boonklee Plangsiri	Member of Remuneration Committee
3. Mr. Vithit Leenutaphong	Member of Remuneration Committee
4. Mr. Teera Werathamsathit	Committee Secretary

Authority and duties of Remuneration Committee:

1. Determine necessary and appropriate remuneration, both in terms of cash and non-cash, in order to attract and retain directors of the Board, sub-committee members, as well as top executives in each year.
2. Prepare the principles and policy of remuneration for the Board and top executives and propose for approval of Board and/or the shareholders.
3. The Remuneration Committee shall have the accountability to the Board of Directors and have the duty to give explanation, answer questions concerning

the remuneration of the directors and top management at the shareholders' meetings.

4. Acknowledge the resignation of 3 directors, effective November 1, 2002, as follows:

   1) Mr. Paiboon Limpaphayom (Ph.D.)

   2) Mr. Thanong Bidaya (Ph.D.)

   3) Mr. Paron Isarasena Na Ayudhaya

   The members of the Board of Directors shall be as follows:

   1) Mr. Bhanapot Damapong

   2) Mr. Boonklee Plangsiri

   3) Mr. Niwat Boonsong

   4) Mr. Arak Chonlathanon

   5) Mrs. Siripen Sitasuwan

   6) Ms. Chua Sock Koong

   7) Mr. Olarn Chaipravat

   8) Mr. Vithit Leenutapong

   9) Mr. Viruch Aphimateetumrong

5. Approved the amendment of the authorized signatories as follows:

"Mr. Bhanapot Damapong, Mr. Boonklee Plangsiri, Mr. Arak Chonlatanon, Mrs. Siripen Sitasuwan – Any two of the four aforementioned directors may act on behalf of the Company by jointly signing and affixing the Company's seal"

MANAGEMENT DISCUSSION AND ANALYSIS

Overview

At the end of third quarter of 2002, the value of investment in subsidiaries, associates, and joint venture (as per Equity Method) increased by Baht 3,076 million, from Baht 24,226 million at 31 December 2001 to Baht 27,302 million at 30 September 2002. The major changes are as follows.

1) The share of net results from subsidiaries, associates, and joint venture increased by Baht 3,492 million, 94% of which was from ADVANC, a cellular telephone system operator.
2) Gain on dilution of investment in ITV, from 77.48% to 55.53%, in the amount of Baht 283 million resulted from ITV's issuance of additional 300 million shares through an initial public offering at the price of Baht 6 per share.
3) Dividend received during the period in the amount of Baht 630 million, mainly from ADVANC.
4) The additional acquisition of ordinary shares of SMB from existing shareholders at the total amount of Baht 26.97 million, resulting in the Company's interest increased from 74.97% to 99.96%.
5) Investment cost of Baht 92 million for the disposal of 20 million shares of ITV through an initial public offering at the price of Baht 120 million.

The value of major investments as at 30 September 2002 and 31 December 2001 and share of net results for the quarters ended 30 September 2002 (3Q02), 30 June 2002 (2Q02), and 30 September 2001 (3Q01) can be summarized as follows.

Investment Portion and Investment Value Unit : Million Baht

	Investment Portion (%)		Investment Value			
	30 Sep. 2002	31 Dec. 2001	30 Sep. 2002	%	31 Dec. 2001	%
ADVANC	43.06	43.06	21,115.98	77.34	18,327.99	75.65
SATTEL	51.53	51.53	2,998.57	10.98	2,417.07	9.98
ITV *	55.53	77.48	2,664.84	9.76	2,876.85	11.88
Others			522.36	1.92	603.88	2.49
Total investment value			27,301.75	100.00	24,225.79	100.00

** Remark: ITV was listed on the Stock Exchange of Thailand in March 2002 by issuance of an additional 300 million shares at Baht 6 per share. Moreover, the Company had disposed 20 million shares of ITV at the price of Baht 6 per share. As a result, the Company's interest in ITV decreased from 77.48% to 55.53%.*

Share of Net Results Unit : Million Baht

	3Q02			2Q02			3Q01		
	% Held	Share of Net Result	%	% Held	Share of Net Result	%	% Held	Share of Net Result	%
ADVANC	43.06	1,259	96	43.06	655	83	40.51	399	119
SATTEL	51.53	179	14	51.53	196	25	51.53	269	80
ITV	55.53	(144)	(11)	55.53	(89)	(11)	39.00	(120)	(36)
Others		9	1		31	4		(213)*	(63)
Total share of results		1,303	100		793	100		335	100

* *Remark: The share of loss was mainly from Shin Digital Company Limited, which held investment in Digital Phone Company Limited, before disposed to ADVANC in the third quarter of 2001.*

The analysis for the operational results have been provided separately for the Company only and for each of the significant investments by comparing to the previous quarter and the same quarter of the previous year as follows.

SHIN CORPORATION PUBLIC COMPANY LIMITED

Selected Financial Information			Unit: Million Baht
	3Q02	2Q02	3Q01
Other income	14.07	47.85	1,699.17
Share of net results	1,303.16	792.65	335.48
Selling and administrative exp.	103.89	44.93	62.73
Interest expenses	51.84	59.42	31.47
Net profit	1,210.51	782.30	1,879.53
Earnings per share (Baht)	0.41	0.27	0.64

a) Operating Results (Company only)

Comparing operating results for the third quarter ended 30 September 2002 (3Q02) and the second quarter ended 30 June 2002 (2Q02)

The Company's net profit increased by Baht 429 million or 55%, from Baht 782 million in 2Q02 to Baht 1,211 million in 3Q02, as a result of:

Other Income

- Other income of the Company decreased by Baht 34 million or 71%, from Baht 48 million in 2Q02 to Baht 14 million in 3Q02, because in 2Q02, the Company recorded foreign exchange gain, which was presented as part of other income, in the amount of Baht 37 million as a result of the appreciation of the Thai Baht to US Dollar. While, in 3Q02, the Company recorded foreign exchange loss, presented as part of selling and administrative expenses, in the amount of Baht 60 million.

Share of Net Results

- The share of net results from subsidiaries, joint ventures, and associates increased by Baht 510 million, from Baht 793 million in 2Q02 to Baht 1,303 million in 3Q02. The main reasons were as follows.

ADVANC : The share of net profit from ADVANC increased by Baht 604 million, from Baht 655 million in 2Q02 to Baht 1,259 million in 3Q02. The increase is due to ADVANC's net profit increased from 2Q02 as a resulted of a substantial decline in provision for doubtful account and a non-recurring item as in 2Q02. (see more details in MD&A of ADVANC page 7 -11)

SATTEL : The share of net profit from SATTEL decreased by Baht 17 million, from Baht 196 million in 2Q02 to Baht 179 million in 3Q02. SATTEL's net profit decreased from the previous quarter mainly because foreign exchange gain was recorded in 2Q02 while foreign exchange loss was recorded in 3Q02. (please see more details in MD&A of SATTEL page 12 - 18)

ITV : The share of net loss from ITV increased by Baht 55 million, from loss of Baht 89 million in 2Q02 to loss of Baht 144 million in 3Q02. ITV's net loss increased QoQ because third quarter was the low season period for the advertising industry. Moreover, while there was revenue from co-broadcasting of FIFA World Cup 2002 and Miss Thailand 2002 contest in 2Q02, there were no special events in 3Q02. (please see more details in MD&A of ITV page 19 - 22)

Selling and Administrative Expenses

- The Company's selling and administrative expenses increased by Baht 60 million, from Baht 44 million in 2Q02 to Baht 104 million in 3Q02, due to loss of foreign exchange in the amount of Baht 60 million, as a result of the depreciation of the Thai Baht to US Dollar.

Interest expenses

- The interest expenses decreased by Baht 7 million, from Baht 59 million in 2Q02 to Baht 52 million in 3Q02, as a result of a partial loan repayment during the period.

Comparing operating results for the third quarter ended 30 September 2002 (3Q02) and the third quarter ended 30 September 2001 (3Q01)

The Company reported a decrease of net profit in the amount of Baht 669 million or 36%, from Baht 1,880 million in 3Q01 to Baht 1,211 million in 3Q02 as a result of the following.

Other Income

- Other income of the Company decreased by Baht 1,685 million or 99%, from Baht 1,699 million in 3Q01 to Baht 14 million in 3Q02, because there was no gain from sale of investment in 3Q02. In 3Q01, the Company recorded gain from sale of investment of Baht 1,666 million, which consisted of gain on sale of investments in Shin Digital Company Limited and Digital Phone Company Limited to ADVANC in the amount of Baht 1,670 million.

Share of Net Results

- The share of net results from subsidiaries, joint ventures, and associates increased by Baht 968 million, from Baht 335 million in 3Q01 to Baht 1,303 million in 3Q02. The main reasons were as follows.

ADVANC : Share of net profit from ADVANC increased by Baht 860 million, from Baht 399 million in 3Q01 to Baht 1,259 million in 3Q02, due to growth in ADVANC's net profit in correspond to the increase in subscribers . (see more details in MD&A of ADVANC page 7 - 11)

SATTEL : The share of net profit from SATTEL decreased by Baht 90 million, from Baht 269 million in 3Q01 to Baht 179 million in 3Q02. SATTEL's net profit decreased because foreign exchange gain was recorded in 3Q01 while foreign exchange loss was recorded in 3Q02. (please see more details in MD&A of SATTEL page 12 - 18)

ITV : The share of net loss from ITV increased by Baht 24 million, from loss of Baht 120 million in 3Q01 to loss of Baht 144 million in 3Q02. However, the net loss of ITV in 3Q02 decreased when compared to net loss in 3Q01. This was due to the increase in advertising revenue, as a result of improvement in TV programs. Moreover, the co-broadcasting of FIFA World Cup 2002 resulted in increased customers. In 3Q01, advertising business had direct impacted from the terrorist attack on 11 September 2001 in the US. However, the increase of investment in ITV in 3Q01 from 39% to 55.55% in 3Q02, resulted in increased share of net loss, accordingly. (please see more detail in MD&A of ITV page 19 - 22)

SDT : In 3Q02, the share of net loss from SDT decreased by Baht 195 million because the Company's investment in SDT was disposed to ADVANC in 3Q01.

<u>Selling and Administrative Expenses</u>

- The Company's selling and administrative expenses increased by Baht 41 million, from Baht 63 million in 3Q01 to Baht 104 million in 3Q02. This was a result of an increase in foreign exchange loss by Baht 54 million due to the depreciation of the Thai Baht to US Dollar.

<u>Interest expenses</u>

- The interest expenses increased by Baht 21 million, from Baht 31 million in 3Q01 to Baht 52 million in 3Q02, as a result of increased in liability from issuing and offering of long-term debenture of Baht 3,000 million, proceeds of which were used for payment of long-term debt.

b) <u>Financial Position</u>

The Company's net asset (net of liabilities) or shareholders' equity increased by Baht 4,300 million, from Baht 20,801 million at 31 December 2001 to Baht 25,101 million at 30 September 2002. The main reasons were as follows:

- Increase in cash received from issuing and offering 200 million units of warrants at Baht 3.10 each, in the amount of Baht 620 million.
- Cash from dividends received from associate and subsidiaries, in the amount of Baht 630 million.
- Increase in value of investments (net of dividend paid) by Baht 3,076 million mostly from share of net results during the nine-month period of the year 2002.

Cash Flow

The Company's net cash inflow from operating activities increased by Baht 296 million, from cash outflow of Baht 169 million in the nine-month period ended 30 September 2001 to cash inflow Baht 127 million in the nine-month period ended 30 September 2002, due to the customer deposit received from ADVANC in the amount of Baht 64 million and collection from Telecom Project in the amount of Baht 144 million. While in the nine-month period ended 30 September 2001, there was cash paid for the expense related to the preparation to list in the NASDAQ in the amount of Baht 84 million.

The Company had cash inflow from investing activities in the amount of Baht 450 million from major activities as follows:

- Proceed from the disposal of investment in ITV in the amount of Baht 120 million.
- Dividends received from associate and subsidiaries in the amount of Baht 630 million.
- Short-term investment in the amount of Baht 300 million.

The Company had net cash outflow from financing activities in the amount of Baht 185 million, from the following activities:

- Cash received from issuing and offering debenture in the amount of Baht 3,000 million.
- Cash received from issuing and offering warrants in the amount of Baht 620 million.
- Partial pre-payments of loans in the amount of Baht 3,805 million.

Capital Structure and Liquidity

In May 2002, the Company issued and offered debentures and warrants to the public and financial institutions. The main purpose was to repay loan and use the proceeds in operating activities. The offered debentures were 3 million units at Baht 1,000 each, for the total amount of Baht 3,000 million. The credit rating of the debentures was A+. The warrants were 200 million units at Baht 3.10 each, for the total amount Baht 620 million.

As a result of issuing and offering long-term debentures and warrants, the Company's liquidity ratio rose to 1.38 times at 30 September 2002, from 0.53 times at 31 December 2001, which is deemed sufficient for the Company's operation.

The debt to equity ratio improved to 0.22 times at 30 September 2002, from 0.31 times at 31 December 2001 as a result of the growth in equity which was generated from operating results and issued and offered warrants.

ADVANCE INFO PUBLIC COMPANY LIMITED AND SUBSIDIARIES

MANAGEMENT DISCUSSION AND ANALYSIS

1. OPERATION HIGHLIGHTS

EARNINGS RECOVERY FROM LAST QUARTER

Net income of the Company and its subsidiaries was Baht 2,929 million for the third quarter, a growth of 91.9% when compared with last quarter. The substantial improvement was due to the significantly lower provision for doubtful accounts and bad debt as well as extraordinary expenses. When compared with the same quarter of the prior year, net income of the Company and its subsidiaries increased 165.2%, primarily due to the substantial growth of the subscriber base.

DIVESTMENT IN SUBSIDIARY

In June, 2002 the company's subsidiary, Advance Paging Co., Ltd. (APG), returned the concession to TOT and in September, the Company realized, under equity method, Baht 25 million gain from divestment of APG.

2. ANALYSIS OF OPERATION RESULTS

2.1. CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH ENDED 30 SEPTEMBER 2002 (3Q02) COMPARED WITH THE THREE-MONTH ENDED 30 JUNE 2002 (2Q02)

The primary source of revenue of the Company and subsidiaries comprises of revenue from service and equipment rental and revenue from sales, deriving mainly from the Company's mobile phone business, data communication service business, and call center business.

Revenue from service and equipment rental

In 3Q02, revenue from service and equipment rental grew to Baht 15,024 million, an increase of Baht 678 million or 4.7% from 2Q02. The substantial growth of the subscriber base, especially pre-paid service users, sufficient to offset the effect of a decline in the average revenue per user (ARPU).

The Company's mobile phone subscriber base grew from 7,836,710 subscribers in 2Q02 to 9,752,000 subscribers in 3Q02. The main factor was the high growth in the pre-paid phone service under the "One-2-Call!" brand, given the lower handset price, marketing and promotion activities. Subscribers of the prepaid service increased from 5,023,500 subscribers in 2Q02 to 7,040,200 subscribers in 3Q02.

ARPU of GSM Advance and One-2-Call!, the main products of the Company, were Baht 1,131 and Baht 314 in 3Q02, down 5.8% and 11.5% from 2Q02. The declines were primarily due to continuing competitive promotion campaign, as well as due to the Company's larger and wider subscriber base.

Revenue from sales

Revenue from sales was Baht 4,537 million in 3Q02, a slight decline when compared with last quarter. Despite of the unlocking IMEI which resulting in lower handset selling price, the sale revenue remains stable. This is due to drastic increase in sales volume compensating the lower handset price.

Cost of service and equipment rental

Cost of service and equipment rental was Baht 7,498 million in 3Q02, increased Baht 203 million or 2.8% from 2Q02, due to the higher amortization costs of the mobile phone network which was in-line with the continual expansion of the network.

Cost of sales

The intense competition in the mobile phone market affected the subsidiary company's sale and cost of sales, which increased 3.7% from Baht 3,237 million in 2Q02 to Baht 3,357 million in 3Q02.

Selling and administration expenses

The Company and subsidiaries' selling and administration expenses, excluding impact from foreign exchange, increased 3.6% from Baht 3,829 million in 2Q02 to Baht 3,968 million in 3Q02. This increase was primarily due to:

- Additional staff incentive of Baht 160 million was accrued in-line with expected corporate performance.
- NMT migration expense of Baht 528 million.
- Loss from unwinding forward contract increased by Baht 106 million.
- Decline in provision for doubtful accounts by Baht 886 million from previous quarter.

Operating profit

Operating profit, excluding gain or loss from foreign exchange, was Baht 4,738 million in 3Q02, an increase of 4.7% from Baht 4,524 million in 2Q02. However, if exclude extraordinary expenses of 1) NMT migration campaign totaling of Baht 528 million, and 2) Accelerated amortization of the NMT network in both 3Q02 and 2Q02 in the amount of Baht 161 million per quarter, the normalized operating profit of the Company in 3Q02 would be Baht 5,427 million, an increase of 15.6% from Baht 4,694 million in 2Q02.

Gain (Loss) on Foreign Exchanges

The Company and subsidiaries reported Baht 248 million in foreign exchange gain in 3Q02, as the Company's foreign currency deposit benefited from the depreciation of Baht in this quarter.

Corporate income tax

In 3Q02, the corporate income was Baht 1,515 million, Baht 287 million lower than previous quarter. This is due to loss on sale of investment in subsidiary "APG" of Baht 1,447 million, under the cost method, with the original cost of investment of Baht 1,703 million at selling price of Baht 256 million.

2.2. CONSOLIDATED FINANCIAL STATEMENT FOR THE THREE-MONTH ENDED 30 SEPTEMBER 2002 COMPARED WITH THE THREE-MONTH ENDED 30 SEPTEMBER 2001.

Revenue from service and equipment rental

In the third of quarter of this year revenue from service and equipment was 15,024 million, increase by Baht 4,429 million, or 41.8%, compared with the same quarter prior year, as a result of dramatic growth in the subscriber base. Prepaid subscribers grew from 1,438,300 subscribers at the end of third quarter prior year, to 7,040,200 subscribers as of the end of this quarter.

Revenue from sales

Income from sales was Baht 4,537 million in 3Q02, 0.2% lower compared to the same quarter prior year. Despite of the unlocking IMEI which resulting in lower handset selling price, the sale revenue remains stable. This is due to drastic increase in sales volume to compensate the lower handset price.

Cost of service & rentals

In 3Q02, cost of service & rentals of the Company and subsidiaries was Baht 7,498 million, increased by Baht 1,532 million or 25.7% compared to the same quarter prior year. The increase was a result of the increase in mobile phone network amortization as well as increase in revenue sharing with TOT Corporation Plc. in relation with the increase in service revenue.

Cost of sales

Cost of sales decreased from Baht 3,416 million in 3Q01 to Baht 3,357 million or 1.7% in 3Q02.

Selling and administration expenses

The Company and subsidiaries' selling and administration expenses, excluded gain or loss on exchange rate, increased from Baht 2,551 million in the 3Q01 to Baht 3,968 million in this quarter, or 55.5%. This increase was primarily came from followings:

- Additional staff incentive of Baht 110 million was accrued in-line with expected corporate performance.
- NMT migration expense of Baht 528 million.
- Other marketing expenses increased by Baht 140 million.
- Loss from unwinding forward contract increased by Baht 126 million.
- Provision for doubtful accounts increased by Baht 209 million.
- Collecting expenses increased by Baht 100 million.

Interest expense

Interest expense rose from Baht 412 million in 3Q01 to Baht 796 million in this quarter, as a result of the Company additional debenture issuances to finance its network expansion.

Net profit

Consequently, the Company and its subsidiaries have net profit of Baht 2,929 million in this quarter increased by Baht 1,825 million from 3Q01, or 165.31%.

3 ANALYSIS OF FINANCIAL POSITION

3.1. ANALYSIS OF ASSETS

Cash on Hand and at Banks and Short-Term Investments

At the end of the year 2001, the Company's cash on hand and at banks was Baht 15,284 million, and short-term investments was Baht 88 million (after reclassification). While at 30 September 2002, the amount of cash on hand and at banks was Baht 8,550 million, and short-term investments were Baht 63 million. The decrease was primarily due to the Company's continuing network investments.

Trade Accounts Receivable - Net

Net trade accounts receivable decreased from Baht 7,674 million in 2001 to Baht 6,759 million at the end of September 2002 as a result of higher proportion of prepaid revenues. Trade A/R turnover stood at 9.03 times in 2001, or an average debt collection period of 40 days, when compared with the trade A/R turnover of 11.91 times and the average debt collection period of 30 days in 2002. Besides, the Company has revised the service suspension criteria according to customer segments while the fraud control is more stringent. An intelligent database system is employed to enhance customer segmentation and asset management. For instance, a payment overdue warning is sent out to the customer who fails to make payment by the due date prior to the disconnection.

Net Inventories

Net inventories increased from Baht 2,238 at the end of the year 2001, went up to Baht 3,041 million at the end of September 2002. This rise reflects the continued growth in the sale of mobile handsets.

Advance Payment to Suppliers

Advance payment to suppliers for mobile phone network equipments increased from Baht 3,169 million at the end of the year 2001 to Baht 5,706 million at the end of September 2002. The Company has entered into negotiation with selected suppliers for advance payment to receive a cash discount and manage foreign exchange risks. The Company has entered into network equipment purchasing contracts with well-known, long-established relationship and financially sound suppliers under advance payment term.

The Cost of Mobile Phone and Pager Networks and the Cost of Tools and Equipment for the Operation of Data Net Under the Joint Venture Agreement – Net

The net cost of mobile phone and pager networks and cost of tools and equipment for the operation of DataNet, under the joint venture agreement, rose from Baht 57,775 million at the end of the year 2001 to Baht 71,865 million at the end of September 2002. This is due to the Company's network expansion of the digital GSM system in Bangkok and the provinces.

3.2. ANALYSIS OF LIABILITIES

Trade Accounts Payable

Trade accounts payable, at the end of 2001, stood at Baht 10,701 million, or an average debt repayment period of 131 days. At the end of September 2002, trade accounts payable dropped to Baht 7,713 million, or an average debt repayment period of 103 days. The shorter debt repayment period, achieved by the advance payments to the suppliers for cash discount entitlement, has resulted in the decrease in trade A/P even though the network expansion continued.

Long-term Debentures and Long-term Loans

The Company recorded long-term debentures and long-term loans totaling Baht 41,184 million. During first nine months of year 2002 the Company issued debentures amounting to Baht 9,960 million and repaid long-term debentures worth Baht 6,357 million. With additional long-term loans and repaid long-term debts amounting Baht 1,300 million and Baht 726 million, respectively, the long-term debentures and loans increased to Baht 45,376 million in 3Q02. The portion of long-term debentures, maturing within 1 year, amounted to Baht 6,972 million, while the portion of long-term loans, due within 1 year, amounted to Baht 1,442 million.

Accrued Concession Fee

Accrued concession fee, as of the end of September 2002, was Baht 13,327 million, increasing from Baht 6,064 million at the end of 2001. An increase in total service revenue led to annual revenue sharing increase. Normally, the Company pays a minimal amount as set by the TOT in the concession agreements. The payment is made in 4 equal installments in January, April, July and October each year. The remaining payment beyond the minimum will be paid in November of that year.

3.3. ANALYSIS OF LIQUIDITY

As part of the network coverage expansion as well as adding capacity, the Company continued to invest to cater high-quality service to its customers. As a result of strong subscriber growth, the Company's net cash flow from operating activities, during the first 9 months of this year was Baht 16,736 million. With 1) Baht 9,960 million proceeds from long-term debentures, 2) Baht 1,320 million from increase from financial leases and short-term loans drawdown, 3) Baht 8,089 million short-term & long-term debt repayments, 4) Baht 1,151 million payments of dividend, net cash receipts from financing activities stood at Baht 2,040 million. The net cash payments to investing activities were Baht 25,514 million. As a result, the net cash decreased by Baht 6,734 million.

SHIN SATELLITE PUBLIC COMPANY LIMITED AND SUBSIDIARIES

MANAGEMENT DISCUSSION AND ANALYSIS

1. Overview

Satellite Transponder Leasing and Related Services for the third quarter 2002.

C-Band and Ku-Band utilization rates are now 92% and 52% respectively. The two major transponder-leasing customers are telecommunications service providers, and broadcasting service providers, of who 59.7% are telecommunications, and 40.3% broadcasting companies.

Internet Services for the third quarter 2002.

The Company has approximately 192,400 Internet subscribers. As a result of aggressive price competition in Thailand reflecting dramatically decreasing per-hour internet prices, the Company views it essential to develop broadband satellite Internet services like Turbo Internet and iPSTAR and to support the corporate customer needs for high-speed Internet access (Protrunk), potentially increasing their Internet utilization.

Telecommunication Services in Cambodia and Laos for the third quarter 2002.

The Company has approximately 90,000 phone subscribers in Cambodia, of which the majority are prepaid customers. In the second quarter 2002, the Company expanded its network coverage to support up to 150,000 subscribers. Telecommunication services in Laos also experienced an increase in the number of subscribers. At the end of third quarter 2002, there were approximately 100,000 subscribers in Laos.

2. Operating Results

2.1 Financial Statement for 3 months ended September 2002 in comparison with 3 months ended June 2002.

Revenue

The Company's revenue from sales and services in third quarter 2002, increased by 79 million or 6% from 1,221 million baht in the second quarter 2002, to 1,300 million baht in this quarter. The revenue from sales and services consists of satellite transponder services, the Internet, and the telephone businesses.

Satellite Transponder Services

Revenue from transponder services for third quarter 2002 increased by 44 million baht to 984 million baht, up from second quarter 2002, due to an increase in revenue of the First Generation of iPSTAR business derived from terminal sales, gateway sales and services.

Internet Business

Revenue from the Internet business in the third quarter 2002 increased 15 million baht or 14% to 124 million Baht, up from 109 million baht in the last quarter. This was due to an increase in broadband satellite Internet subscribers, of which iPSTAR and iPTV Turbo subscribers increased 184% and 40% respectively.

Telephone Business

The Company experienced revenue growth from the telephone business operated by Cambodia Shinawatra. This quarter's revenue increased 20 million baht or 12% to 192 million baht, up from 172 million baht in the last quarter, as there was an increase in subscribers especially prepaid mobile subscribers, which increased approximately 5% compared with the second quarter.

Costs

In the third quarter 2002, the Company had total costs of 775 million, an increase of 89 million baht or 13% compared with the previous quarter, due to the following:

- An increase in costs of the First Generation of iPSTAR services.
- An increase in the cost of the telephone business caused by an expansion of network coverage to serve an increased number of subscribers.
- A rise in the amount of revenue shared with Cambodian government followed an increase in revenue.

Selling and Administrative Expenses

Selling and administrative expenses in the third quarter 2002 was 176 million baht, a decrease of 53 million baht or 23% from 229 million baht in second quarter 2002. A major contribution came from a decrease of foreign exchange hedging.

Interest Expenses

The Company's interest expenses decreased 16 million baht or 24% from 68 million baht in second quarter 2002 to 52 million baht in the third quarter, as a result of loan payments, as well as low interest rates charged from short-term borrowing.

Profit (Loss) from Foreign Exchange

In third quarter 2002, the Company lost 156 million baht from foreign exchange, most of which was unrealized, while it gained 110 million baht from foreign exchange in the previous quarter. The baht depreciated over the 3 months of the third quarter compared with an appreciation of the baht during the 3 months of the second quarter.

Share of Net Profit from Investments

The Company gained 22 million baht profit from a share of investment in Lao Telecommunications. This represented a decrease of 34 million baht from 56 million in second quarter despite improvements in LTC's earnings in the third quarter, due to an increase in the number of subscribers in Laos. The result came from a negotiation and agreements between the Company and the Government of Lao PDR regarding ownership of loans and account receivable comes to an end.

Other Income

The Company acquired 193 million baht from other income, an increase of 181 million baht, from 12 million baht in second quarter. This was because of a negotiation and agreements between the Company and the Government of Lao PDR regarding ownership of loans and account receivable comes to an end.

Result

As a result of the foregoing factors, in the third quarter 2002, the Company had a gross profit of 525 million baht, a decrease of 10 million baht or 2% down from 535 million baht in the second quarter. Operating profit was 349 million baht, an increase of 43 million baht or 14% from 306 million baht in the last quarter. Net profit was 355 million baht, a decrease of 59 million baht or 14% from 414 million baht in the second quarter.

2.2 Financial Statement for three months ending September 2002 in comparison with the three months ending September 2001.

Revenue

The Company's revenue from sales and services in third quarter 2002 was 1,300 million baht, an increase of 64 million baht or 5% up from 1,236 million baht in the third quarter 2001. Those sales and services were comprised of revenue from satellite transponder services, the Internet business, and the telephone business.

Satellite Transponder Services

Revenue from transponder services in third quarter 2002 was 984 million baht, a decrease of 4 million baht, or 0.3%, compared with the same quarter last year. In the third quarter 2002, the Company had an increase in average transponder utilization rate for Ku-Band compared with the same quarter last year. Revenue derived from the First Generation of iPSTAR, comprised terminal sales, gateway sales and services, for which the services commenced at the beginning of 2002. However, the appreciation of the baht against the US dollar affected revenue from satellite transponder services since 92% of revenue was in US dollars (average 3-month baht/US dollar for the third quarter 2002 was 41.97 baht/USD, while the rate for the same period last year was 44.70 baht/USD).

Internet Business

Revenue from the Internet business in the third quarter 2002 was 124 million baht, declining by 4 million baht or 3% from 128 million baht compared with the same quarter last year as a result of intense competition in the Internet business. There is currently a price war in the business, especially with regard to prepaid Internet (Internet kit) services. However, the Company has emphasized product development utilizing its competitive advantage in satellite technology, that is broadband satellite Internet, to satisfy customer needs in terms of service quality rather than price.

Telephone Business

The Company experienced an increase in revenue from its telephone business operated by Cambodia Shinawatra. This quarter is revenue was 192 million baht, a huge increase of 71 million baht or 59% from 121 million baht of the same quarter in 2001, resulting from an increase in telephone subscribers, especially prepaid mobile, of 172% compared with the third quarter 2001. Moreover, an increase in average airtime utilization per person was another factor leading to an increase in airtime revenue per customer.

Costs

In the third quarter 2002, the Company's total costs were 775 million baht, an increase of 131 million baht or 20% compared with the same period last year. Major reasons for this increase were:

1. Increased satellite transponder business costs.
    - 1.1 An increase due to the First Generation of iPSTAR, which comprises iPSTAR terminals, high-speed satellite modems compatible with Thaicom 3, together with gateways that could also be used with both iPSTAR and Thaicom. The Company started this business in 2002.

2. Increased telephone business costs in Cambodia due to an expansion of network coverage to serve an increased number of subscribers.
    - 2.1 An increase in revenue sharing with the Cambodian government, due to an increase in revenue.
    - 2.2 An increase in the cost of network connections, maintenance, network station leasing and depreciation of telecommunication equipment due to an expansion of network coverage for mobile phones that can serve 150,000 subscribers, up from 75,000 subscribers in 2001.

Selling and Administrative Expenses

Selling and administrative expenses for the third quarter 2002 increased by 41 million baht or 30% from the same quarter in 2001 from 136 million baht to 177 million baht. That resulted from an increase in marketing expenses of approximately 102%, and an increase in staff cost of approximately 29%, due to an increase in the number of staff, and an increase in selling expenses in order to support business expansion, especially telephone services in Cambodia. Management expenses decreased by 3%.

Interest Expenses

Interest expenses decreased by 38 million baht or 42% from 89 million baht during third quarter in 2001 to 51 million baht in the same period this year, due to the repayment of high interest rate loans. The Company has acquired short-term borrowing (1-2 months) for this quarter, resulting in lower interest rates.

Gain (Loss) from Foreign Exchange

In the third quarter of 2002, the Company lost 156 million baht from foreign exchange, most of which was unrealized, due to an depreciation of the baht over the 3 months of the third quarter 2002 compared with a gain of 40 million baht from foreign exchange during the same period in 2001.

Sharing of Net Profit from Investment-Equity Method

The Company received 22 million baht as its share of profit from investment in Lao Telecommunications, declining to 98 million baht or 82% from 120 million from the same period in 2001. The result came from a negotiation and agreements between the Company and the Government of Lao PDR regarding ownership of loans and account receivable comes to an end. However, LTC's operating profit in third quarter of 2002 improved in comparison with the same quarter of 2001 as phone subscribers in Laos increased. Compared with this, Shin Satellite's share of net profit decreased this quarter.

Other income

In third quarter 2002, the Company acquired 193 million baht from other income, an increase of 190 million baht, from 3 million baht in the same quarter last year. That resulted from a negotiation and agreements between the Company and the Government of Lao PDR regarding ownership of loans and account receivable comes to an end.

Result

As a result of the foregoing factors, in the third quarter 2002, the Company's gross margin was 525 million baht, a decrease 68 million baht or 11%. Operating profit was 349 million baht, a decrease of 108 million baht or 24% down from 457 million baht. Net profit was 355 million baht, a decrease of 175 million baht or 33% from 530 million baht.

3. Financial Status

Asset

At the end of third quarter 2002, the Company had total assets of 16,524 million baht. This was an increase of 15% from 14,377 million baht at the end of 2001. That resulted from an increase of telecommunications equipment to support the telephone services system in Cambodia as well as an increase of equipment and investment in the iPSTAR project.

Asset Quality

> Investment in Associated Companies and Subsidiaries

At the end of third quarter 2002, the Company had contingent liabilities in terms of loan guarantees for C.S. Communications that had retained deficit and a deficit in shareholder's equity. The Company invested capital in iPSTAR Co., Ltd., which has not yet in operation, having a deficit in shareholder's equity. Therefore, the Company recognized a 506 million baht loss estimated from its investment in iPSTAR and the liabilities that could arise as a result of the above mentioned guarantee in the Company's unconsolidated financial statement. However, the Company projected an improvement in operating of C.S. Communications as a result of synergy after merger of C.S. Communications and Loxley Information Services as well as future increased demand of high-speed Internet.

> Trade Accounts Receivable

In third quarter 2002, the Company had 56 average days of trade accounts receivable, an increase from 50 days in 2001. Outstanding accounts receivable over 12 months was 276 million baht, a decrease from 464 million baht at the end of 2001 because the Company wrote off Thai Sky's debt following an appeal ruling in the second quarter 2002. However, the Company had already reserved the full amount of an allowance for doubtful accounts for this debtor, therefore such write off had no effect on the Company's operating results.

Liquidity

At the end of third quarter 2002, the Company had cash and cash equivalents of 500 million, which comprised:

1. Net cash flows from operations - 989 million baht.
2. Net cash flows from investing activities, 3,236 million baht, of which most cash payments were invested in iPSTAR; telecommunications equipment for an expansion of network coverage for mobile phones in Cambodia, accounting for 3,298 million baht. In addition, the Company received a dividend of 56 million baht from its investment in Lao Telecommunications.
3. Net cash flows from financing activities were 1,935 million baht. The Company has an increase of 3,886 million baht in short-term borrowings, and a 531 million baht increase in long-term loans, payments for short-term borrowings of 1,060 million baht, a payment for outstanding debentures of 832 million baht, and payments for long-term loans of 590 million baht.

The Company has a huge increase in short-term borrowings, of which most were for the iPSTAR project. In this regard, the Company plans to repay these short-term borrowings once long-term loans can be drawn from a group of banks granting this loan for the project under the guarantee of US EXIM Bank. The Company has already been approved such loan, and is currently preparing related documents.

At the end of third quarter 2002, the Company had a ratio of current assets to current liabilities of 0.3, a small increase from 0.28 at the end of 2001. Although this ratio was quite low, the Company experienced no liquidity problem at all because at the end of third quarter the Company received approval for a credit line from commercial banks for 3,675.5 million baht, and US$ 39.8 million.

Investment Expenses

The current major investing expense is for the iPSTAR project. Sources of funds to proceed with the project are derived from the company's operating cash flows as well as loans from commercial banks in Thailand and overseas. The Company is confident that the project will start operating at the beginning of 2004. However, there might be factors affecting the time line of the project e.g., lateness of satellite manufacture, etc. The Company expects that the project would break even within 4-5 years from the date of operations.

Sources of Funds

Capital Structure

The Company is estimated its consolidated capital structure using the market value concept at the end of third quarter 2002. The Company had a debt to equity ratio of 1.1, which was comprised of 52% debt finance, and 48% equity. The Company increased its debt finance from 37%, and 63% equity at the end of 2001. Such increase was due to an increase in net borrowings after loan repayments. Such borrowings were for the iPSTAR project, and the expansion of telephone network coverage in Cambodia. The closing price of the company's ordinary shares ended third quarter 2002 was 17.6 baht per share, which decreased from 25.5 baht/share at the end of 2001.

Shareholder's Equity and Liabilities

At the end of third quarter 2002, the Company had short-term borrowings and long-term loans of 8,450 million baht, an increase of 1,970 million baht from 6,480 million baht at the end of 2001. That resulted from borrowings for the iPSTAR project and the expansion of the telephone network coverage of in Cambodia, as previously mentioned. The increase of such liabilities affected the debt to equity ratio, which was 1.12 at the end of 2001 and 1.22 at the end of the third quarter 2002.

ITV PUBLIC COMPANY LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Results for quarter ended September 2002 (3Q02) in comparison with quarter ended June 2002 (2Q02).

The Company's total revenue for 3Q02 was Baht 329 million, a decrease of Baht 93 million or 22% from Baht 422 million in 2Q02. The Company's gross profit was Baht 104 million, a decrease of Baht 66 million or 39% from Baht 170 million in 2Q02. After operation costs and concession fee, the Company recorded a net loss of Baht 222 million, an increase of Baht 102 million or 84% from last quarter where the net loss was Baht 120 million.

1. Revenue

Total revenue in 3Q02 was Baht 329 million, comprising of advertising revenue of Baht 249 million, airtime rental of Baht 79 million, and other revenue of Baht 1 million.

Advertising income in 3Q02 dropped by Baht 85 million or 26% from Baht 334 million in 2Q02. This is due to two reasons. First, there were special events such as World Cup 2002 and Miss Thailand Contest during 2Q02. Second, third quarter is usually the low season for media industry.

The rental of airtime also reduced by Baht 4 million or 5% from Baht 83 million in the second quarter.

Other revenue was down by approximately Baht 3 million, mainly from a reduction of interest income.

2. Costs and Selling and Administrative Expenses

The cost of services and selling and administrative expenses increased by Baht 11 million or 2%, from Baht 523 million in 2Q02 to Baht 534 million in 3Q02. The concession fee, which is a major operation cost, rose by Baht 25 million due to an increase of concession fee by Baht 100 million for the period of July 2002 – June 2003, as stipulated in the concession agreement.

The cost of services decreased by Baht 23 million, as there was preparation expenses for the Miss Thailand Contest 2002 in 2Q02. However, the selling and administrative expenses increased by Baht 9 million mainly due to the provision for loss of Baht 3 million, from an appraisal of barter assets at the revenue recognition, to reflect more accurately the financial operation and another Baht 3 million loss incurred from selling bartered assets in this quarter.

3. Interest expenses

The interest expenses dropped by 10% to Baht 17 million from Baht 19 million in 2Q02 as there was interest expense for a Baht 300 million short-term loan in 2Q02.

Financial Results for quarter ended September 2002 (3Q02) in comparison with quarter ended September 2001 (3Q01).

The Company's revenue increased by Baht 103 million or 46%, from Baht 226 million in 3Q01 to Baht 329 million in 3Q02. Due to an increase in revenue, the Company's gross profit was Baht 104 million, up by Baht 95 million or 1140% from Baht 8 million in 3Q01. After operation costs and concession fee, the Company recorded a net loss of Baht 222 million, a reduction of Baht 37 million or 14% from the same period of last year where the net loss reported was Baht 259 million.

1. Revenue

The advertising income in 3Q02 grew by Baht 94 million or 61% from Baht 155 million in 3Q01, as the improvement of TV programs and the World Cup 2002 live broadcasting attracted more customers. In addition, the slow down in advertising market, in the same period last year, as the result of the tragedy at the World Trade Center in New York on 11 September 2001, further increased the running gap between the two periods.

The airtime rental of Baht 79 million represented an increase of 14% or Baht 10 million from Baht 69 million in 3Q01 due to higher number of broadcasting hours leased in this year.

Other revenue was slightly down by approximately Baht 0.7 million.

2. Costs and Selling and Administrative Expenses

In the third quarter 2002, the cost of services and selling and administrative expenses were Baht 534 million, an increase of Baht 75 million or 16% compared with the same period last year, primarily due to an increase of concession fee payable and selling and administrative expenses.

The concession fee rose by Baht 25 million in 3Q02 due to annual increase of Baht 100 million from 2001, as stipulated in the concession agreement.

The selling and administrative expenses increased by Baht 42 million or 61% from 3Q01 due to the expenses in marketing and public relations campaign to promote the TV programs to the audience base in the amount of Baht 15 million. Moreover, the provision for bad debt increased from 3Q01 by Baht 16 million due to increased revenue in 3Q02. In addition, staff-related expenses were up by Baht 8 million to support for business expansion and revenue growth.

3. Interest expenses

The interest expenses dropped by Baht 9 million or 35% from Baht 26 million of the same quarter in 2001 as there was an interest expenses for short-term loan, comprising of promissory note and bill of exchange, in the amount of Baht 560 million.

Financial position analysis

1. Asset analysis

On 30 September 2002, the total assets of the Company were Baht 3,265 million, primarily consisting of assets under the concession agreement, which accounted for Baht 2,438 million or 75% of the total assets, down from 2001 by Baht 110 million or 4% predominantly due to amortization of concession assets. Additional investment in 2002 is relatively small as the Company has nearly implemented nationwide coverage. Account receivable, the next major asset, was Baht 354 million or 11% of total assets, increased by Baht 159 million from 2001 as revenue increased by Baht 400 million from last year. In addition, the Company has increased investment in entertainment programs by Baht 25 million to enhance the quality of the drama programs.

2. Liquidity

For the nine-month period ended 30 September 2002, net cash flow from operating activities was negative Baht 422 million, an improvement by Baht 73 million in the same period in 2001 even the Company has to pay concession fee Baht 100 million more than what in last year. The negative cash flow was mainly due to concession fee of Baht 700 million.

Cash flow from investing activities was Baht 340 million, mainly from:

- Purchases of programming rights and production costs amounting to Baht 282 million
- Purchases of concession assets amounting to Baht 58 million

Cash flow from financing activities was Baht 968 million, mainly from:

- Net Proceeds from share issuance in 1Q02 amounting to Baht 1,736 million
- Repayment of short-term loan in 2Q02 amounting to Baht 757 million

The Company reported cash and cash equivalents in the amount of Baht 243 million on 30 September 2002.

3. Capital Structure

In March 2002, the Company issued 300 million new ordinary shares and offered these shares to the public at 6 Baht per share, totaling Baht 1,800 million. The funding is to partially repay the short-term loan and to support the new investment and to finance working capital. Consequently, the liquidity ratio improved from 0.26 times on 31 December 2001 to 1.98 times at the end of the third quarter 2002.

The D/E (debt to equity) ratio improved from 2.41 times on 31 December 2001 to 0.58 times at the end of the third quarter 2002 as the result of initial public offering as described above.

SHIN CORPORATION PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY
FINANCIAL STATEMENTS (UNAUDITED)

30 SEPTEMBER 2002 AND 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwcglobal.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 September 2002 and the related consolidated and company statements of income for the three-month and nine-month periods ended 30 September 2002 and 2001, and the related consolidated and company statements of changes in shareholders' equity, retained earnings and cash flows for the nine-month periods ended 30 September 2002 and 2001 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively. These interim financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these interim financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and, accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2001 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 14 February 2002. The consolidated and company balance sheets as at 31 December 2001, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
8 November 2002

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Shin Corporation Public Company Limited

Balance Sheets

As at 30 September 2002 and 31 December 2001

	Notes	Consolidated 30 September 2002 Unaudited Baht'000	Consolidated 31 December 2001 Audited Baht'000	Company 30 September 2002 Unaudited Baht'000	Company 31 December 2001 Audited Baht'000
ASSETS					
Current assets					
Cash and cash equivalents		2,403,480	2,295,313	1,342,979	993,235
Current investments		310,420	10,425	300,000	-
Trade accounts and notes receivable, net	4	2,135,625	1,877,875	531,509	760,885
Amounts due from, advances and short-term loans to related parties	11	192,204	14,939	850,845	958,336
Inventories, net		231,821	112,708	1,401	4,827
Other current assets		780,227	613,869	12,734	6,048
Total current assets		6,053,777	4,925,129	3,039,468	2,723,331
Non-current assets					
Investments in subsidiaries, associates and joint ventures	5	21,650,082	18,770,061	27,301,748	24,225,794
Other investments		49,505	49,505	30,600	30,600
Loans to related party	11	-	-	71,452	-
Property and equipment, net	6	8,398,291	6,070,430	62,517	83,223
Other assets					
Property and equipment under concession agreements, net	6	7,972,010	8,610,380	-	-
Goodwill, net	6	1,684,858	2,385,303	-	-
Intangible assets, net	6	345,890	407,440	40,281	36,602
Other assets		112,787	138,247	8,330	70,977
Total non-current assets		40,213,423	36,431,366	27,514,928	24,447,196
Total assets		46,267,200	41,356,495	30,554,396	27,170,527

Director ____________________ Director ____________________

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 28 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited

Balance Sheets (continued)

As at 30 September 2002 and 31 December 2001

	Notes	Consolidated 30 September 2002 Unaudited Baht'000	Consolidated 31 December 2001 Audited Baht'000	Company 30 September 2002 Unaudited Baht'000	Company 31 December 2001 Audited Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	7	5,346,104	5,990,098	5,476	2,727,432
Trade accounts and notes payable		923,204	1,667,579	407,911	433,848
Amounts due to and loans from related parties	11	5,330	825	1,772	388
Current portion of long-term borrowings	7	247,334	582,609	6,353	480
Current portion of long-term debentures	7	750,000	1,500,000	-	-
Current portion of forward contracts payable, net		84,087	202,645	-	-
Accrued concession fee		291,739	561,659	-	-
Provision for liabilities and charges		1,733,026	1,768,045	1,733,026	1,768,045
Other current liabilities		989,576	1,124,794	51,698	213,916
Total current liabilities		10,370,400	13,398,254	2,206,236	5,144,109
Non-current liabilities					
Long-term borrowings, net	7	3,108,843	3,615,186	222,434	1,217,677
Long-term debentures, net	7	2,965,161	-	2,965,161	-
Other liabilities		361,495	384,307	58,966	7,243
Total non-current liabilities		6,435,499	3,999,493	3,246,561	1,224,920
Total liabilities		16,805,899	17,397,747	5,452,797	6,369,029
Shareholders' equity					
Share capital					
Authorised share capital - common shares		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid-up share capital - common shares	8	2,937,000	2,937,000	2,937,000	2,937,000
Warrants	8	607,941	-	607,941	-
Premium on share capital	8	4,837,500	4,837,500	4,837,500	4,837,500
Cumulative foreign currency translation adjustment		6,677	10,480	6,677	10,480
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		16,212,481	12,516,518	16,212,481	12,516,518
Total parent's shareholders' equity		25,101,599	20,801,498	25,101,599	20,801,498
Minority interests		4,359,702	3,157,250	-	-
Total shareholders' equity		29,461,301	23,958,748	25,101,599	20,801,498
Total liabilities and shareholders' equity		46,267,200	41,356,495	30,554,396	27,170,527

The notes to the interim consolidated and company financial statements on pages 10 to 28 are an integral part of these interim financial statements.

SHIN CORPORATION PUBLIC COMPANY LIMITED

Shin Corporation Public Company Limited

Statements of Income (unaudited)

For the three-month periods ended 30 September 2002 and 2001

		Consolidated		Company	
		30 September 2002 Unaudited	30 September 2001 Unaudited	30 September 2002 Unaudited	30 September 2001 Unaudited
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from sales and services		2,287,685	2,220,331	76,493	65,302
Other income	9	212,198	1,715,762	14,072	1,699,170
Share of profit of investment - equity method		1,281,685	397,961	1,303,164	335,481
Total revenues		3,781,568	4,334,054	1,393,729	2,099,953
Expenses					
Cost of sales and services		1,742,174	1,532,137	27,404	43,724
Selling and administrative expenses		619,263	476,286	103,891	62,731
Directors' remuneration		1,482	399	85	60
Total expenses		2,362,919	2,008,822	131,380	106,515
Income before interest and tax		1,418,649	2,325,232	1,262,349	1,993,438
Interest expense		(118,338)	(167,583)	(51,840)	(31,471)
Income tax		(19,961)	(97,840)	-	(82,440)
Income before minority interests		1,280,350	2,059,809	1,210,509	1,879,527
Share of net result from subsidiaries to minority interests		(69,841)	(180,282)	-	-
Net income for the period		1,210,509	1,879,527	1,210,509	1,879,527
Basic and diluted earnings per share (Baht)	3				
Net income for the period		0.41	0.64	0.41	0.64

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 28 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited

Statements of Income (unaudited)

For the nine-month periods ended 30 September 2002 and 2001

	Notes	Consolidated		Company	
		30 September 2002 Unaudited Baht'000	30 September 2001 Unaudited Baht'000	30 September 2002 Unaudited Baht'000	30 September 2001 Unaudited Baht'000
Revenues					
Revenues from sales and services		6,681,192	6,743,323	240,669	466,366
Other income	9	591,083	2,345,383	339,084	2,164,871
Share of profit of investment - equity method	5	3,438,219	2,118,766	3,491,976	1,995,207
Total revenues		10,710,494	11,207,472	4,071,729	4,626,444
Expenses					
Cost of sales and services		4,972,216	4,755,418	84,782	434,020
Selling and administrative expenses		1,216,389	1,723,456	136,557	386,752
Directors' remuneration		3,550	2,352	1,285	1,100
Total expenses		6,192,155	6,481,226	222,624	821,872
Income before interest and tax		4,518,339	4,726,246	3,849,105	3,804,572
Interest expense		(403,291)	(568,370)	(153,142)	(107,182)
Income tax		(70,111)	(162,386)	-	(111,713)
Income before minority interests		4,044,937	3,995,490	3,695,963	3,585,677
Share of net result from subsidiaries to minority interests		(348,974)	(409,813)	-	-
Net income for the period		3,695,963	3,585,677	3,695,963	3,585,677
Basic and diluted earnings per share (Baht)	3				
Net income for the period		1.26	1.22	1.26	1.22

SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 28 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited
Statements of Changes in Shareholders' Equity (unaudited)
For the nine-month periods ended 30 September 2002 and 2001

	Consolidated (Baht'000)							
	Issued and paid up share capital	Warrants	Premium on share capital	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2000	2,937,000	-	4,837,500	500,000	9,696,330	10,711	2,122,985	20,104,526
Foreign currency translation adjustment increase during the period	-	-	-	-	-	2,652	-	2,652
Net income for the period	-	-	-	-	3,585,677	-	-	3,585,677
Minority interests increase during the period	-	-	-	-	-	-	664,680	664,680
As at 30 September 2001	2,937,000	-	4,837,500	500,000	13,282,007	13,363	2,787,665	24,357,535
As at 31 December 2001	2,937,000	-	4,837,500	500,000	12,516,518	10,480	3,157,250	23,958,748
Foreign currency translation adjustment decrease during the period	-	-	-	-	-	(3,803)	-	(3,803)
Net income for the period	-	-	-	-	3,695,963	-	-	3,695,963
Warrants, net	-	607,941	-	-	-	-	-	607,941
Minority interests increase during the period	-	-	-	-	-	-	1,202,452	1,202,452
As at 30 September 2002	2,937,000	607,941	4,837,500	500,000	16,212,481	6,677	4,359,702	29,461,301

	Company (Baht'000)							
	Issued and paid up share capital	Warrants	Premium on share capital	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2000	2,937,000	-	4,837,500	500,000	9,696,330	10,711	-	17,981,541
Foreign currency translation adjustment increase during the period	-	-	-	-	-	2,652	-	2,652
Net income for the period	-	-	-	-	3,585,677	-	-	3,585,677
As at 30 September 2001	2,937,000	-	4,837,500	500,000	13,282,007	13,363	-	21,569,870
As at 31 December 2001	2,937,000	-	4,837,500	500,000	12,516,518	10,480	-	20,801,498
Foreign currency translation adjustment decrease during the period	-	-	-	-	-	(3,803)	-	(3,803)
Net income for the period	-	-	-	-	3,695,963	-	-	3,695,963
Warrants, net	-	607,941	-	-	-	-	-	607,941
As at 30 September 2002	2,937,000	607,941	4,837,500	500,000	16,212,481	6,677	-	25,101,599

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 28 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited
Statements of Retained Earnings (unaudited)
For the nine-month periods ended 30 September 2002 and 2001

	Consolidated		Company	
	30 September 2002 Unaudited Baht'000	30 September 2001 Unaudited Baht'000	30 September 2002 Unaudited Baht'000	30 September 2001 Unaudited Baht'000
Appropriated retained earnings				
Legal reserve				
Beginning balance	500,000	500,000	500,000	500,000
Increase during the period	-	-	-	-
Ending balance	500,000	500,000	500,000	500,000
Unappropriated retained earnings				
Beginning balance	12,516,518	9,696,330	12,516,518	9,696,330
Net income for the period	3,695,963	3,585,677	3,695,963	3,585,677
Ending balance	16,212,481	13,282,007	16,212,481	13,282,007
Retained earnings, ending balance	16,712,481	13,782,007	16,712,481	13,782,007

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 28 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited
Statements of Cash Flows (unaudited)
For the nine-month periods ended 30 September 2002 and 2001

	Notes	Consolidated 30 September 2002 Unaudited Baht'000	Consolidated 30 September 2001 Unaudited Baht'000	Company 30 September 2002 Unaudited Baht'000	Company 30 September 2001 Unaudited Baht'000
Cash flows from/(used in) operating activities	10	453,158	1,045,612	127,324	(169,063)
Cash flows from investing activities					
Investments in subsidiaries, associates, joint ventures	5	(26,966)	(7,030,444)	(26,966)	(7,037,200)
Purchase of property and equipment		(3,348,185)	(2,506,903)	(2,614)	(20,006)
Investments in intangible assets	6	(15,926)	(10,399)	(6,439)	-
Investments in property and equipment under concession agreements	6	(57,355)	(25,661)	-	-
Increase in short-term investments		(299,995)	(80,102)	(300,000)	-
Payment of loan and advance to related parties		-	-	(9,694)	(8,144,670)
Receipts from loans and advance to related parties		13,261	7,754,670	45,733	8,174,762
Disposals of subsidiaries and joint venture, net of cash disposed		120,000	4,410,216	120,000	6,712,059
Increase in acquisition of joint venture		-	9,600	-	-
Acquisition of subsidiary (formerly joint venture), net of cash acquired		-	(10,547,560)	-	-
Proceeds from disposal of property and equipment		7,650	12,288	72	638
Dividends received from subsidiary and associate	5	561,914	497,126	630,438	471,222
Net cash flows from (used in) investing activities		(3,045,602)	(7,517,169)	450,530	156,805
Cash flows from financing activities					
Receipts from short-term loans		4,107,204	9,802,345	50,000	8,011,017
Receipts from loans from other companies		-	5,123,574	-	-
Receipts from long-term loans		530,147	2,308,538	-	550,000
Receipts from long-term debenture	7	3,000,000	-	3,000,000	-
Receipts from warrants	8	620,000	-	620,000	-
Debenture and warrants issued cost		(49,549)	-	(49,549)	-
Receipts from share capital arisen in joint venture and subsidiary		1,800,000	303,600	-	-
Share issued cost		(64,346)	-	-	-
Proceed from share subscription		-	95,585	-	-
Repayments of short-term loans		(4,729,733)	(9,904,561)	(2,805,033)	(7,990,859)
Repayments of short-term loans from other companies		-	(496,650)	-	(313,050)
Repayments of long-term loans		(1,591,007)	(235,979)	(1,000,642)	(93)
Repayments of debenture		(832,263)	(868,269)	-	-
Dividend paid to minority interests		(40,049)	(11,164)	-	-
Net cash flows from (used in) financing activities		2,750,404	6,117,019	(185,224)	257,015
Net increase in cash and cash equivalents		157,960	(354,538)	392,630	244,757
Cash and cash equivalents, beginning balance		2,295,313	3,258,889	993,235	2,072,932
Unrealised gain (loss) on exchange rate		(49,793)	40,617	(42,886)	53,652
Cash and cash equivalents, ending balance		2,403,480	2,944,968	1,342,979	2,371,341

The notes to the interim consolidated and company financial statements on pages 10 to 28 are an integral part of these interim financial statements.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Supplemental disclosures of cash flow information

Interest and income tax paid

Interest and income tax paid during the nine-month periods ended 30 September 2002 and 2001 are as follows:

	Consolidated		Company	
	30 September 2002 Baht' Million	30 September 2001 Baht' Million	30 September 2002 Baht' Million	30 September 2001 Baht' Million
Interest paid	430.07	889.15	112.03	123.08
Income tax paid	172.75	81.31	91.09	31.35

Non-cash transactions

Increasing in property and equipment by liabilities	81.48	219.29	-	-
Leased assets	12.86	-	2.94	3.27
Convert accounts payable - purchase of equipment to long-term loan	102.99	-	-	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 28 are an integral part of these interim financial statements.

1. Accounting policies

These interim consolidated and company financial statements are prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity, retained earnings and cash flows) are prepared in the full format as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2001 except for the method applied to recognise revenue earned by a joint venture publication of the telephone directory. Instead of recognising income using the percentage of completion method, revenues will be recognised evenly over the year of publication. The impact of such change to the interim consolidated financial statements is not significant, therefore, no restatement has been made.

Costs that incur unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would be also appropriate to recognise or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2001 annual financial statements.

2. Segment information

Financial information by business segments:

	For the three-month period ended 30 September 2002 (Baht Million)							
	Satellite communi-cation	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Corporate & others	Consolidation eliminations	Group
Revenues	985.14	191.96	142.98	35.50	935.48	76.81	(80.19)	2,287.68
Share of profit of investment - equity method	-	1,281.66	0.03	-	-	-	-	1,281.69
Total revenues	985.14	1,473.62	143.01	35.50	935.48	76.81	(80.19)	3,569.37
Segment result	279.28	1,328.50	(3.52)	(4.15)	(189.76)	12.32	0.07	1,422.74
Operating profit								1,422.74

	For the nine-month period ended 30 September 2002 (Baht Million)							
	Satellite communi-cation	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Corporate & others	Consolidation eliminations	Group
Revenues	2,892.50	497.12	370.04	117.77	2,845.34	232.43	(274.01)	6,681.19
Share of profit of investment - equity method	-	3,438.23	(0.01)	-	-	-	-	3,438.22
Total revenues	2,892.50	3,935.35	370.03	117.77	2,845.34	232.43	(274.01)	10,119.41
Segment result	864.47	3,572.47	(74.12)	2.78	(449.18)	32.97	0.31	3,949.70
Operating profit								3,949.70

2. Segment information (continued)

	For the three-month period ended 30 September 2001 (Baht Million)							
	Satellite communi-cation	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Corporate & others	Consolidation eliminations	Group
Revenues	937.09	409.74	185.60	39.36	635.72	57.80	(44.98)	2,220.33
Share of profit of investment - equity method	-	519.55	(1.35)	-	(120.24)	-	-	397.96
Total revenues	937.09	929.29	184.25	39.36	515.48	57.80	(44.98)	2,618.29
Segment result	411.41	322.62	8.07	(20.54)	(88.43)	(21.35)	(2.31)	609.47
Operating profit								609.47

	For the nine-month period ended 30 September 2001 (Baht Million)							
	Satellite communi-cation	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Corporate & others	Consolidation eliminations	Group
Revenues	2,945.57	1,426.39	377.44	415.76	1,542.76	146.44	(111.04)	6,743.32
Share of profit of investment - equity method	-	2,461.61	(9.75)	-	(333.09)	-	-	2,118.77
Total revenues	2,945.57	3,888.00	367.69	415.76	1,209.67	146.44	(111.04)	8,862.09
Segment result	1,152.41	2,001.68	(170.02)	(61.08)	(246.18)	(294.37)	(1.58)	2,380.86
Operating profit								2,380.86

3. Earnings per share

Basic earnings per share is calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period (2002 : 2,937.0 million shares, 2001 : 2,937.0 million shares).

The outstanding warrants in connection with the directors and employees share option plan and public offering did not affect the diluted earnings per share since the average share price calculated from the date the warrants were granted to the reporting period was below the exercise price of the outstanding warrants.

SHIN CORPORATION PUBLIC COMPANY LIMITED

4. Trade accounts and notes receivable, net

	Consolidated		Company	
	30 September 2002 Baht Million	31 December 2001 Baht Million	30 September 2002 Baht Million	31 December 2001 Baht Million
Trade accounts and notes receivable				
- Third parties	1,687.61	1,569.39	412.09	479.24
- Related parties (Note 11)	115.42	104.34	2.06	6.88
Accrued income	708.89	722.47	118.26	275.67
Total trade accounts and notes receivable	2,511.92	2,396.20	532.41	761.79
Less Allowance for doubtful accounts	(376.30)	(518.33)	(0.91)	(0.91)
Total trade accounts and notes receivable, net	2,135.62	1,877.87	531.50	760.88

Outstanding trade accounts and notes receivable from third parties have been aged as follows:

	Consolidated		Company	
	30 September 2002 Baht Million	31 December 2001 Baht Million	30 September 2002 Baht Million	31 December 2001 Baht Million
Current - 3 months	807.87	773.68	8.20	379.11
Overdue 3 - 6 months	187.94	218.56	60.78	34.75
Overdue 6 - 12 months	396.85	103.05	315.94	43.04
Overdue over 12 months	294.95	474.10	27.17	22.34
Total	1,687.61	1,569.39	412.09	479.24
Less Allowance for doubtful accounts of third parties	(376.30)	(518.33)	(0.91)	(0.91)
Total trade accounts and notes receivable-third parties, net	1,311.31	1,051.06	411.18	478.33

5. Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 30 September 2002 and 31 December 2001 comprise:

	Consolidated		Company	
	30 September 2002 Baht Million	31 December 2001 Baht Million	30 September 2002 Baht Million	31 December 2001 Baht Million
Investments in subsidiaries	-	-	6,176.28	5,842.35
Investments in associates	21,650.08	18,770.06	21,115.98	18,327.99
Investments in joint ventures	-	-	9.49	55.45
Total long-term investments	21,650.08	18,770.06	27,301.75	24,225.79

5. Investments in subsidiaries, associates and joint ventures (continued)

b) Movements in investment in subsidiaries, associates and joint ventures for the nine-month period ended 30 September 2002 comprise:

	Consolidated 30 September 2002 Baht Million	Company 30 September 2002 Baht Million
Transactions during the nine-month period ended 30 September 2002		
Opening net book value	18,770.06	24,225.79
Additions	-	26.97
Disposals	-	(92.03)
Share of net results from investments	3,438.22	3,491.98
Gain on dilution (Note 9)	-	283.28
Dividend received	(568.18)	(630.44)
Foreign currency translation adjustment	9.98	(3.80)
Closing net book value	21,650.08	27,301.75

c) The nature of investments in subsidiaries, associates and joint ventures can be summarised as follows :

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited	Broadcasting of UHF system	Thailand	Baht
AD Venture Company Limited and its group	Internet business	Thailand	Baht
I.T. Applications and Services Company Limited	Computer services	Thailand	Baht
SC Matchbox Company Limited	Providing advertising services and production of advertising spots for radio and television Broadcasts	Thailand	Baht
Merry International Investments Corporations	Investment company	Mauritius	US Dollars
Shinawatra Information Technology Company Limited	Trading hardware and software and rendering service to telecommunications projects in both state and private sectors	Thailand	Baht
Associates			
Advanced Info Service Public Company Limited	Operates a 900 MHz cellular telephone system under a concession from the Telephone Organisation of Thailand	Thailand	Baht
Kalamazoo IT Company Limited	Trading automobile dealership management information software and associated services	Thailand	Baht
Lao Telecommunications Company Limited	Operating a telecommunications network in Laos	Laos	Kip
Joint venture			
Teleinfo Media Company Limited	Publication of telephone directories under a concession agreement from the Telephone Organisation of Thailand	Thailand	Baht

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

5. Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated – 30 September 2002 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,935.00	43.06	8,807.46	12,273.35	21,080.81	505.48
AD Venture Company Limited's associates	30.25	40.00	35.02	(32.83)	2.19	-
Kalamazoo IT Company Limited	16.05	31.15	5.00	(5.00)	-	-
Lao Telecommunications Company Limited	KIP 86,828M	49.00	1,147.19	(580.11)	567.08	62.70
Total investments in associates			9,994.67	11,655.41	21,650.08	568.18

	Consolidated – 31 December 2001 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,935.00	43.06	8,807.46	9,483.18	18,290.64	437.48
AD Venture Company Limited's associates	30.25	40.00	35.02	(32.83)	2.19	-
Kalamazoo IT Company Limited	16.05	31.15	5.00	(5.00)	-	-
Lao Telecommunications Company Limited	KIP 86,828M	49.00	1,147.19	(669.96)	477.23	59.64
Total investments in associates			9,994.67	8,775.39	18,770.06	497.12

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

5. Investments in subsidiaries, associates and joint ventures (continued)

	Company –30 September 2002 (Baht Million)					
Subsidiaries	**Paid-up capital**	**Investment portion (%) (including indirect portion)**	**Cost**	**Accumulated Share of net results of investments**	**Equity**	**Dividend**
Shin Satellite Public Company Limited	4,375.00	51.53	2,068.58	929.99	2,998.57	-
ITV Public Company Limited	5,750.00	55.53	3,297.26	(632.42)	2,664.84	-
AD Venture Company Limited	550.00	90.91	500.00	(227.40)	272.60	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	22.06	32.06	5.00
SC Matchbox Company Limited	9.00	99.96	71.97	132.45	204.42	119.95
Merry International Investments Corporations	US$ 1.00	100.00	-	3.79	3.79	-
Total investments in subsidiaries			5,947.81	228.47	6,176.28	124.95
Associate						
Advanced Info Service Public Company Limited	2,935.00	43.06	8,807.46	12,308.52	21,115.98	505.48
Total investment in associate			8,807.46	12,308.52	21,115.98	505.48
Joint venture						
Teleinfo Media Company Limited	694.14	38.25	875.60	(866.11)	9.49	-
Total investment in joint venture			875.60	(866.11)	9.49	-

	Company –31 December 2001 (Baht Million)					
Subsidiaries	**Paid-up capital**	**Investment portion (%) (including indirect portion)**	**Cost**	**Accumulated Share of net results of Investments**	**Equity**	**Dividend**
Shin Satellite Public Company Limited	4,375.00	51.53	2,068.58	348.49	2,417.07	-
ITV Public Company Limited	4,250.00	77.48	3,400.53	(523.68)	2,876.85	-
AD Venture Company Limited	550.00	90.91	500.00	(161.82)	338.18	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	11.96	21.96	-
SC Matchbox Company Limited	9.00	74.97	45.00	141.28	186.28	33.74
Merry International Investments Corporations	US$ 1.00	100.00	-	2.01	2.01	-
Total investments in subsidiaries			6,024.11	(181.76)	5,842.35	33.74
Associate						
Advanced Info Service Public Company Limited	2,935.00	43.06	8,807.46	9,520.53	18,327.99	437.48
Total investment in associate			8,807.46	9,520.53	18,327.99	437.48
Joint venture						
Teleinfo Media Company Limited	694.14	38.25	875.60	(820.15)	55.45	-
Total investment in joint venture			875.60	(820.15)	55.45	-

5. Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the three-month period ended 30 September 2002

During the three-month period ended 30 September 2002, there was no significant movement in investments in subsidiaries, associates and joint ventures.

6. Capital expenditure and commitments

	Consolidated (Baht Million)			
	Property and equipment	Property and equipment under concession agreements	Goodwill	Intangible assets
Transactions during the nine-month period ended 30 September 2002				
Opening net book value	6,070.43	8,610.38	2,385.30	407.44
Additions	2,705.35	57.35	-	15.93
Disposals of subsidiary	-	-	(49.00)	-
Decreased from dilution of interest in subsidiary	-	-	(571.25)	-
Write-off, net	(5.13)	-	-	(0.06)
Disposals, net	(10.31)	-	-	-
Transferred, net	(47.39)	3.69	-	24.63
Depreciation/amortisation charge	(298.70)	(699.41)	(80.19)	(102.02)
Foreign currency translation Adjustment	(15.96)	-	-	(0.02)
Closing net book value	8,398.29	7,972.01	1,684.86	345.90
As at 30 September 2002				
Cost	10,040.89	13,944.69	1,863.09	867.15
Less Accumulated depreciation/ amortisation	(1,642.60)	(5,972.68)	(178.23)	(521.25)
Net book value	8,398.29	7,972.01	1,684.86	345.90

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

6. Capital expenditure and commitments (continued)

	Company (Baht Million)	
	Property and equipment	Intangible assets
Transaction during the nine-month period ended 30 September 2002		
Opening net book value	83.22	36.60
Additions	5.55	6.44
Write-off, net	(3.35)	-
Disposals, net	(0.09)	-
Transferred, net	(3.47)	3.48
Depreciation/amortisation charge	(19.34)	(6.24)
Closing net book value	62.52	40.28
As at 30 September 2002		
Cost	507.87	57.59
Less Accumulated depreciation/amortisation	(445.35)	(17.31)
Net book value	62.52	40.28

Capital expenditure commitments

Capital expenditure contracted for as at 30 September 2002 and 31 December 2001 but not recognised in the financial statements is as follows:

	Consolidated	
	30 September 2002 Currency Million	31 December 2001 Currency Million
Property and equipment and concession assets		
Baht	2.85	4.10
US Dollars	124.19	127.12
Norwegian Kroner	1.90	0.27

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

7. Borrowings

	Consolidated		Company	
	30 September 2002 Baht Million	31 December 2001 Baht Million	30 September 2002 Baht Million	31 December 2001 Baht Million
Current	6,343.44	8,072.71	11.83	2,727.91
Non-current	6,074.00	3,615.18	3,187.59	1,217.67
Total borrowings	12,417.44	11,687.89	3,199.42	3,945.58

The movements in the borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the nine-month period ended 30 September 2002		
Opening balance	11,687.89	3,945.58
Additions	7,767.50	3,015.45
Repayments	(7,074.35)	(3,808.12)
Amortisation of discount/deferred debt issue costs	111.82	46.51
Foreign currency translation adjustment	(75.42)	-
Closing balance	12,417.44	3,199.42

Following the issue of unsubordinated and unsecured debentures in May 2002, the Company has to comply with the conditions in the debenture agreement covering the financial ratio, dividend payment policy, guarantees, sales or transfer of assets and maintaining interest in a certain associate and subsidiary.

8. Share capital, premium and warrants

	For the nine-month period ended 30 September 2002			
	Number of shares Million shares	Ordinary shares Baht Million	Share premium Baht Million	Total Baht Million
Issued and paid-up share capital				
Opening balance	2,937.00	2,937.00	4,837.50	7,774.50
Issue of shares	-	-	-	-
Closing balance	2,937.00	2,937.00	4,837.50	7,774.50

As at 30 September 2002, the total authorised number of ordinary shares was 5,000 million (31 December 2001 : 5,000 million shares) with par value of Baht 1 per share (31 December 2001 : Baht 1 per share). Issued shares of 2,937 million shares are fully paid. The warrants outstanding at 30 September 2002 amount to 229 million units.

8. Share capital, premium and warrants (continued)

Warrants

a) Warrants issued and offered to directors and employees (ESOP)

The outstanding 29 million warrants or equivalent to 0.99% of the Company's total paid up share capital (before dilution), which have been issued and offered to directors and employees who are eligible for such allocation are in registered form and non-transferable. The terms of the warrants do not exceed 5 years and there is no offer price. The first exercise date is 27 March 2003 and the last is 26 March 2007. The exercise price is Baht 17.80 each. The movement of warrants is as follows:

	For the nine-month period ended 30 September 2002		
	Directors Unit Thousand	Employees Unit Thousand	Total Unit Thousand
At beginning of period	-	-	-
Granted	18,593	10,407	29,000
Exercised	-	-	-
At end of period	18,593	10,407	29,000

b) Warrants issued and offered to public

In May 2002, the Company issued and offered 200 million units of warrants of Baht 3.10 each to purchase newly issued ordinary shares of the Company. The warrants are in registered name and transferable with the maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant to 1 ordinary share and the exercise price is Baht 20.50 each. The exercise period is every three months from the issue date. The first exercise date is 30 August 2002 and the last date is 21 May 2007. The warrants were presented net of transaction cost.

Movement in number of outstanding warrants is as follows:-

For the nine-month period ended 30 September 2002	Unit Thousand
At beginning of period	-
Granted	200,000
Exercised	-
At end of period	200,000

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

9. Other income

Other income for the three-month periods ended 30 September 2002 and 2001 comprised:

	Consolidated		Company	
	30 September 2002 Baht Million	30 September 2001 Baht Million	30 September 2002 Baht Million	30 September 2001 Baht Million
Gain on sale of investment	-	1,666.57	-	1,666.57
Interest income	14.71	32.68	13.95	33.18
Others	197.49	16.51	0.12	(0.58)
	212.20	1,715.76	14.07	1,699.17

Other income – others included transactions which a third party company has transferred an account receivable and loan receivable, an associated company of the Group, amounting to USD 1.05 million (Baht 45.6 million) and Baht 145 million respectively to a subsidiary of Shin Satellite Public Company Limited. These assignments have been made under the share purchase agreement between the subsidiary and the third party company. The original loan agreement stated that the loan is interest free and the term of repayment is at call.

Other income for the nine-month periods ended 30 September 2002 and 2001 comprised:

	Consolidated		Company	
	30 September 2002 Baht Million	30 September 2001 Baht Million	30 September 2002 Baht Million	30 September 2001 Baht Million
Gain on sale of investment	24.15	1,948.15	24.15	1,830.51
Gain on deemed disposal of interest on dilution of investment in joint venture and subsidiary	283.28	228.07	283.28	228.07
Interest income	35.47	118.85	28.29	92.13
Others	248.18	50.31	3.36	14.16
	591.08	2,345.38	339.08	2,164.87

10. Cash flows from operating activities

Reconciliation of net income to cash flows from operating activities for the nine-month periods ended 30 September 2002 and 2001 :

		Consolidated		Company	
	Notes	30 September 2002 Baht'000	30 September 2001 Baht'000	30 September 2002 Baht'000	30 September 2001 Baht'000
Cash flows from operating activities					
Net income for the period		3,695,963	3,585,677	3,695,963	3,585,677
Depreciation charges	6	298,696	287,156	19,337	20,058
Amortisation charges	6	881,627	1,133,083	6,242	2,863
Gains on sales of investments	9	(24,154)	(1,948,150)	(24,154)	(1,830,512)
Share of net result of investments from subsidiaries, joint ventures and associates	5	(3,438,219)	(2,118,766)	(3,491,976)	(1,995,207)
Gain on deemed disposal of interest on dilution of investments in joint venture and subsidiary	9	(283,279)	(228,068)	(283,279)	(228,068)
Unrealised (gain) loss on exchange rate		66,344	81,194	7,875	(9,965)
Realised (gain) loss on exchange rate		(160,883)	39,871	(128)	1,075
Allowance for doubtful accounts		80,711	81,250	-	288
Share of net result in subsidiaries to minority interests		348,974	409,813	-	-
Others		(89,510)	54,586	44,995	27,627
(Increase) decrease in trade accounts and notes receivable		(312,343)	(271,304)	229,376	(226,335)
(Increase) decrease in inventories		(91,221)	47,094	3,426	62,781
(Increase) decrease in other current assets		(102,868)	378,145	56,772	278,964
(Increase) decrease in other assets		(48,183)	19,489	(812)	19,325
Increase (decrease) in trade accounts and notes payable		(104,688)	(411,916)	(67,145)	90,269
Increase in accrued concession fee		(269,921)	-	-	-
Increase (decrease) in other current liabilities		35,490	110,792	(120,892)	32,097
Increase (decrease) in other liabilities		(29,378)	(204,334)	51,724	-
Net cash flows from (used in) operating activities		453,158	1,045,612	127,324	(169,063)

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

11. Related party transactions

The principal shareholder of the Company is the Shinawatra family. Transactions related to companies in which Shinawatra family members are principal shareholders or directors are recognised as related parties to the Company.

During the period, the Group has entered into a number of transactions with related parties, the terms of which are negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees which are included in consulting and management service fees are charged on a percentage of transaction amount. Transactions of work in progress between a subsidiary and related party were carried out based on hourly rates plus reimbursement of actual expenses.

The Group has transactions with related parties for the three-month periods ended 30 September 2002 and 2001 as follows:

a) Sales of goods and services

	Consolidated		Company	
	30 September 2002 Baht Million	30 September 2001 Baht Million	30 September 2002 Baht Million	30 September 2001 Baht Million
Service income				
Subsidiaries				
Consulting and management service	-	-	19.26	10.94
Interest income	-	-	2.91	4.85
	-	-	22.17	15.79
Associates				
Consulting and management service	56.97	37.79	56.99	37.79
Computer services income	21.54	16.16	-	-
Rental and advertising income (Gross 2002: Baht 539.29 million 2001: Baht 342.25 million)	227.17	147.28	-	-
Interest income	-	6.60	-	6.60
	305.68	207.83	56.99	44.39
Joint ventures				
Consulting and management service	0.32	5.83	0.51	11.06
Rental and advertising income	0.80	3.88	-	-
Interest income	-	0.11	-	0.18
	1.12	9.82	0.51	11.24
Related parties				
Computer services income and other	1.86	4.69	-	0.01
	1.86	4.69	-	0.01

SHIN CORPORATION PUBLIC COMPANY LIMITED

11. Related party transactions (continued)

b) Purchases of goods and services

	Consolidated		Company	
	30 September 2002 Baht Million	30 September 2001 Baht Million	30 September 2002 Baht Million	30 September 2001 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management service	-	-	1.62	0.95
Rental and advertising expense	-	-	2.94	2.64
	-	-	4.56	3.59
Associates				
Roaming fee	-	47.93	-	-
Rental and other expenses	24.75	61.68	0.08	3.14
	24.75	109.61	0.08	3.14
Joint ventures				
Advertising expense	0.09	0.08	0.12	0.30
Related parties				
Rental and other expenses	16.84	30.25	5.92	6.64
Payment for work in progress	79.80	60.09	-	-
	96.64	90.34	5.92	6.64

SHIN CORPORATION PUBLIC COMPANY LIMITED

11. Related party transactions (continued)

The Group has transactions with related parties for the nine-month periods ended 30 September 2002 and 2001 as follows:

c) Sales of goods and services

	Consolidated		Company	
	30 September 2002 Baht Million	30 September 2001 Baht Million	30 September 2002 Baht Million	30 September 2001 Baht Million
Service income				
Subsidiaries				
Consulting and management service	-	-	46.68	27.19
Interest income	-	-	8.23	10.93
Dividend	-	-	124.95	33.74
	-	-	179.86	71.86
Associates				
Consulting and management service	184.38	104.73	184.38	104.73
Computer services income	61.39	42.17	-	-
Rental and advertising income (Gross 2002 : Baht 1,604.16 million 2001 : Baht 1,139.36 million)	596.99	435.43	-	-
Interest income	-	6.60	-	6.60
Dividend	505.48	437.48	505.48	437.48
	1,348.24	1,026.41	689.86	548.81
Joint ventures				
Consulting and management service	0.72	8.38	1.24	15.83
Rental and advertising income	2.32	33.99	-	-
Interest income	-	0.15	-	0.24
	3.04	42.52	1.24	16.07
Related parties				
Computer services income and other	4.98	8.55	0.09	0.01
	4.98	8.55	0.09	0.01

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

11. Related party transactions (continued)

d) Purchases of goods and services

	Consolidated		Company	
	30 September 2002 Baht Million	30 September 2001 Baht Million	30 September 2002 Baht Million	30 September 2001 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management service	-	-	5.25	5.02
Rental and advertising expense	-	-	10.82	4.35
	-	-	16.07	9.37
Associates				
Roaming fee	-	198.03	-	-
Rental and other expenses	87.81	140.55	0.40	8.29
	87.81	338.58	0.40	8.29
Joint ventures				
Advertising expense	0.19	0.20	0.18	0.74
Related parties				
Rental and other expenses	51.12	69.63	17.82	18.97
Payment for work in progress	191.25	163.71	-	-
	242.37	233.34	17.82	18.97

e) Outstanding balance arising from sales/purchases of goods and services

	Consolidated		Company	
	30 September 2002 Baht Million	31 December 2001 Baht Million	30 September 2002 Baht Million	31 December 2001 Baht Million
Trade accounts receivable - related parties				
Subsidiaries	-	-	2.06	4.10
Associates	115.33	101.21	-	2.42
Joint ventures	-	0.01	-	-
Related parties	0.09	3.12	-	0.36
Total trade accounts receivable - related parties	115.42	104.34	2.06	6.88
Accrued income - related parties				
Subsidiaries	-	-	0.65	3.01
Associates	326.55	201.48	5.14	4.34
Joint ventures	-	-	0.11	0.09
Related parties	-	0.08	-	0.01
Total accrued income - related parties	326.55	201.56	5.90	7.45
Trade accounts payable - related parties				
Subsidiaries	-	-	1.47	0.82
Associates	7.50	17.72	0.03	0.04
Joint ventures	0.04	-	-	-
Related parties	2.33	3.88	0.36	0.53
Total trade accounts payable - related parties	9.87	21.60	1.86	1.39

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

11. Related party transactions (continued)

f) Amounts due from, advances and loans to related parties

	Consolidated		Company	
	30 September 2002 Baht Million	31 December 2001 Baht Million	30 September 2002 Baht Million	31 December 2001 Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	779.23	779.31
Associates	190.66	3.39	0.03	0.25
Joint ventures	-	0.02	-	0.03
Related parties	1.54	11.53	0.13	0.11
Total amounts due from and advances to related parties	192.20	14.94	779.39	779.70
Loans to related parties				
Current portion - Subsidiaries	-	-	71.46	178.64
Total loans to related parties	-	-	71.46	178.64
Total amounts due from, advances and loans to related parties	192.20	14.94	850.85	958.34
Long-term loans to related parties				
Subsidiaries	-	-	71.45	-

Movement of loans to related parties

	Consolidated Baht Million	Company Baht Million
For the nine-month period ended 30 September 2002		
Opening balance	-	178.64
Addition	-	10.00
Repayment	-	(45.73)
Closing balance	-	142.91

This outstanding loan bears interest at 6.50% per annum.

g) Amount due to and loan from related parties

	Consolidated		Company	
	30 September 2002 Baht Million	31 December 2001 Baht Million	30 September 2002 Baht Million	31 December 2001 Baht Million
Amount due to and loan from related parties				
Subsidiaries	-	-	1.77	0.39
Associates	1.48	0.43	-	-
Joint ventures	0.90	-	-	-
Related parties	2.95	0.40	-	-
Total amount due to and loan from related parties	5.33	0.83	1.77	0.39

SHIN CORPORATION

11. Related party transactions (continued)

h) Other assets

	Consolidated		Company	
	30 September 2002 Baht Million	31 December 2001 Baht Million	30 September 2002 Baht Million	31 December 2001 Baht Million
Customer deposits				
Associates	4.37	67.70	-	62.80
Related parties	11.10	10.94	6.88	8.18
Total other assets	15.47	78.64	6.88	70.98

i) Warrants granted to directors (Note 8 a)

j) Special Reward Program

In the second quarter of 2002, certain subsidiaries, associates and joint venture granted rights to receive a special reward ("Special Reward Program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years. The rights may be exercised after the first year but within 5 years of the date the rights were granted. The calculation of Special Reward Program is based on the improvement of operational performance of such subsidiaries, associates and joint venture between the date the rights were exercised and the date the rights were granted. However, the reward may not exceed each person's budget. The first grant of Special Reward Program to directors of the Company is 3.3 million units.

k) Comfort letters

The Company and a subsidiary have issued letters of comfort for Baht 179.44 million and US$ 18.62 million (31 December 2001: Baht 697.51 million and US$ 8.94 million) to banks to support loans obtained by subsidiaries and joint ventures. Under the terms of the comfort letters, the Company must hold its interests in the subsidiaries and joint ventures and cannot pledge any of its shares until the loans have been fully repaid.

l) Other agreements with related parties

Significant other agreements with related parties are as follows:

1. As at 30 September 2002, a subsidiary company had a contingent liability for a long-term loan guaranteeing its own subsidiary an amount of Baht 827.71 million. (31 December 2001: Baht 788.71 million).

2. Certain subsidiaries, associates and joint ventures have entered into agreements with the Company, which is committed to provide consulting and management services and other central services for periods of 2 years with options to renew. The subsidiaries, associates and joint ventures are committed to pay the Company for services in respect of the agreements amounting to approximately Baht 19.06 million per month (2001: Baht 13.50 million per month).

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

12. Contingencies

As at 30 September 2002, the Group had commitments with banks, in respect of letters of guarantees for satellite space leasing, custom duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 819.14 million (31 December 2001: Baht 975.30 million) on a consolidated basis and Baht 241.36 million (31 December 2001: Baht 252.70 million) on a company basis.

In the second quarter of 2002, Lao Telecommunications Co., Ltd. ("LTC"), a subsidiary company of Shin Satellite Public Company Limited, and the Government of the Lao PDR agreed on the terms of the operating lease payment. Under the agreed terms, Lao Telecommunications Co., Ltd. must pay an upfront fee for the utilisation of telecommunication equipment totalling US$ 7.8 million and pay an annual rental fee from the year 2002. In addition, the Government of the Lao PDR agrees to waive its claims of US$ 0.6 million per annum for the period from 1996 to 31 March 2002.

A subsidiary is a defendant in various legal actions. In the opinion of the subsidiary's directors, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss and no provisions or accruals in respect of such legal actions have been raised in these interim financial statements.

13. The merger of business between C.S. Communications Co., Ltd. and Loxley Information Services Co., Ltd.

On 4 June 2002, C.S. Communications Co., Ltd. (CSC), a subsidiary company of Shin Satellite Public Company Limited, signed the Memorandum of Understanding (MOU) on the main principles governing the merger of the internet business.

On 16 October 2002, CSC and Shin Broadband Internet (Thailand) Co., Ltd. signed the share purchase agreement and the shareholders agreement with Point Asia Dot Com Co., Ltd. (the parent company of Loxley Information Services Co., Ltd.) and other related shareholders in order to merge the internet business between CSC and Loxley Information Services Co., Ltd.

14. Subsequent event

At the extraordinary shareholders' meetings of C.S. Communications Co., Ltd. (CSC) on 24 September and 10 October 2002, the shareholders passed a resolution to approve the reduction in registered share capital from Baht 970 million (97 million shares at 10 Baht each) to Baht 242.5 million (24.25 million shares at 10 Baht each). The share capital reduction affects shares held by Shin Broadband Internet (Thailand) Co., Ltd. (SBI) only. This means that the SBI's holding in CSC has decreased from 99.5% to 98%.

15. Presentation of comparative information

The comparative figures have been amended to conform with reclassification in the financial statement for the current period.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED